UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-39173

I-MAB

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Directorate Change

On May 28, 2025, the board of directors (the “Board”) of I-MAB (“I-Mab” or the “Company”) appointed Dr. Sean Cao as an independent member of the Board, effective immediately. Dr. Cao has also been appointed as a member of each of the Audit Committee of the Board and the Compensation Committee of the Board.

Dr. Cao currently serves as Operating Partner of CBC Group (formerly C-Bridge Capital), a position he has held since January 2024. Dr. Cao co-founded ABio-X Holdings in May 2021 and serves as the company’s Chief Executive Officer. Dr. Cao also co-founded and served as the first Chief Executive Officer of Ensem Therapeutics from May 2021 to June 2023. In addition, Dr. Cao co-founded and currently serves on the board of directors of RVAC Medicines and Jadeite Medicines. In 2017, Dr. Cao co-founded Everest Medicines and served as its Chief Executive Officer until 2020. While building Everest Medicines, Dr. Cao also incubated NiKang Therapeutics with its scientific co-founders in the United States, where he served as the Chief Executive Officer from its inception until 2020, and the chairman of its board of directors until September 2021. Dr. Cao also served as the Chief Business Officer for I-Mab Biopharma from the company’s inception in 2016 until 2018. Prior to his tenure as Chief Business Officer of I-Mab Biopharma, Dr. Cao was VP of Global Business Development at Simcere Pharmaceutical Group (“Simcere”). Dr. Cao was also the President and director at Simcere of America, a wholly owned subsidiary of Simcere. Prior to that, Dr. Cao was the Senior Director of Alternative Partnership, Evaluation & Expertise at Sanofi. Before Sanofi, Dr. Cao was an associate at New Leaf Venture Partners. Dr. Cao worked in the pharmaceutical and diagnostic industries for several years before joining New Leaf Venture Partners, first at Aventis, then at Johnson & Johnson. Dr. Cao received a Ph.D. in Microbiology from the University of Virginia, an MBA with honors from the Wharton School of the University of Pennsylvania, and a B.Sc. in Microbiology from Nankai University.

Dr. Cao will be entitled to applicable cash retainer fees and an initial and annual equity grant pursuant to the Company’s Non-Executive Director Compensation Policy. Dr. Cao will enter into the Company’s standard form of indemnification agreement. There are no arrangements or understandings between Dr. Cao and any other persons pursuant to which Dr. Cao was appointed as a director, and there are no related-party transactions in which Dr. Cao has an interest requiring disclosure.

Incorporation by Reference

This Report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-286954) and Form S-8 (File No. 333-239871, File No. 333-256603, File No. 333-265684 and File No. 333-279842) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Joseph Skelton
Name	:	Joseph Skelton
Title	:	Chief Financial Officer

Date: May 30, 2025